UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2019 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein are: (i) the Registrant’s press release issued on July 8, 2019, titled “Nano Dimension Reports First Half and Second Quarter 2019 Preliminary Results;” (ii) the Registrant’s press release issued on July 8, 2019, titled “Nano Dimension Conducts a Review of Strategic Alternatives;” and (iii) the Registrant’s press release issued on July 8, 2019, titled “Nano Dimension Provides Corporate Updates.”

The sections titled “First Half and Second Quarter 2019 Preliminary Estimates of Financial Results” and “Forward-Looking Statements” in the press release attached hereto as Exhibit 99.1, the press release attached hereto as Exhibit 99.2, and the third through the fifth paragraphs and the section titled “Forward-Looking Statements” in the press release attached hereto as Exhibit 99.3, are incorporated by reference into the registration statements on Form F-3 (File No. 333-217173) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press Release issued by Nano Dimension Ltd. on July 8, 2019, titled “Nano Dimension Reports First Half and Second Quarter 2019 Preliminary Results.”
99.2	Press Release issued by Nano Dimension Ltd. on July 8, 2019, titled “Nano Dimension Conducts a Review of Strategic Alternatives.”
99.3	Press Release issued by Nano Dimension Ltd. on July 8, 2019, titled “Nano Dimension Provides Corporate Updates.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: July 8, 2019	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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